**NOTE 1 – NATURE OF OPERATIONS**

SkyMirr Inc. was formed on December 7, 2021 ("Inception") in the State of Florida. The financial statements of SkyMirr INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Melbourne, Florida.

SKYMIRR, INC. is a corporation organized under the laws of the state of Florida that provides innovative RF (Radio Frequency) technology and products for IOT applications including broadband wireless communication and biomedical applications. The Company's business model consists of direct product sales and conducting research projects focused on wireless communication/internet connectivity and medical applications. The company's products and technologies are planned to be sold worldwide to system integrators, distributors, as well as strategic channel partners (example: CCL, the largest system integrator in East Africa) as well as online direct-to-consumer businesses. The Company has a strong, experienced team, unique and superior technologies, targets fast-growing markets, and has a clear vision to generate both short-term revenue growth and significant long-term company value growth.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. The financials statements are not reviewed or audited; therefore, actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the

marketplace. Level 3 - Unobservable inputs which are supported by little or no market

activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024, and 2023. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*

The Company will recognize revenues from product shipment or NRE charge when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Stock Based Compensation*

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

*Income Taxes*

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**

The company has no outstanding as of Dec 31, 2024

**NOTE 4 – COMMITMENTS AND CONTINGENCIES**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 5 – STOCKHOLDERS' EQUITY

*Common Stock*
We have authorized the issuance of 10,424,434 shares of our common stock. As of December 31, 2023, the company has currently issued 7,785,578 shares of our common stock and 960,000 shares of Stock option pool.

## NOTE 6 – RELATED PARTY TRANSACTIONS

[DESCRIBE ANY RELATED PARTY TRANSACTIONS: I.E. ADVANCES/DEBT FROM FOUNDERS OR OFFICERS, SHARES ISSUED TO RELATED PARTIES FOR SERVICES, ETC…NORMAL OPERATING TRANSACTIONS LIKE SALARIES OR HEALTH BENEFITS DO NOT REQUIRE DISCLOSURE]

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2023 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Youngmin Jo (Print Name), the CEO (Principal Executive Officers) of SkyMirr Inc. (Company Name), hereby certify that the financial statements of SkyMirr Inc (Company Name) and notes thereto for the periods ending December 31, 2022 (first Fiscal Year End of Review) and December 31, 2023 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. For the year 2023 the amounts reported on our tax returns were total income of $0.0; taxable income of $ -259,850.0 and total tax of $0.0. If the company has not filed tax returns please replace above sentence with options below and then include the information for the previous year if applicable: [Company] has not yet filed its federal tax return for [year]." If the company is a brand new company please replace above sentence with: "[Company] was not in existence for the previous tax year." If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of August 10, 2025 (Date of Execution).


_____ (Signature)


_____CEO_____ (Title)


_____8/15/2025_____ (Date)